Transatlantic Stockholders – Don’t be Fooled August 2011 AWAC’s Valuation Claims FILED BY VALIDUS HOLDINGS, LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-6 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC. COMMISSION FILE NO. 001-10545

Cautionary Note Regarding Forward-looking Statements This presentation may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus' current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may," "would" and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus' control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic's risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or Transatlantic's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the recent downgrade of U.S. securities by Standard & Poor’s and the possible effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management's response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus' and Transatlantic's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody's, or Standard & Poor's) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction. The contents of any websites referenced in this presentation are not incorporated by reference into this presentation. 2

Additional Information, Participants in the Solicitation & Non-GAAP Financial Measures Additional Information about the Proposed Transaction and Where to Find It: Validus has commenced an exchange offer to acquire all of the outstanding shares of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash per Transatlantic share. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor are they a substitute for the Tender Offer Statement on Schedule TO or the prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Validus with the Securities and Exchange Commission. The Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction. All such documents, if filed will be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833). Third Party-Sourced Information: Certain information included in this presentation has been sourced from third parties. Validus does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to quote third party sources neither sought nor obtained. 3 Non-GAAP Financial Measures: In presenting the Company’s results herein, management has included and discussed certain schedules containing diluted book value per common share that are not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non-GAAP. Non-GAAP measures may be defined or calculated differently by other companies. We believe that these measures are important to investors and other interested parties. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Diluted book value per share is calculated based on total shareholders’ equity plus the assumed proceeds from the exercise of outstanding stock options and warrants, divided by the sum of unvested restricted shares, stock options, warrants and share equivalents outstanding (assuming their exercise). Reconciliations to the most comparable GAAP measure for diluted book value per share can be found in the Appendix to this presentation.

Transatlantic Stockholders Shouldn’t be Fooled by AWAC’s Valuation Claims 4 The Validus offer delivers greater market value to Transatlantic stockholders Allied World (“AWAC”) recently filed materials with the Securities and Exchange Commission containing what Validus believes are spurious valuation assertions that are not grounded in market value or any recognized valuation methodology In those materials, AWAC attempts to support its inferior proposal to acquire Transatlantic by using what Validus believes are dubious financial metrics, including: Using misleading peer company price to book value multiples analysis in an effort to make AWAC’s offer appear more attractive than Validus’ offer Using a nebulous concept of “intrinsic value” in an effort to distract from meaningful measures of value such as market price Implying that Validus will not be able to achieve synergies from the transaction – Validus is confident it can achieve meaningful synergies Inferring that research analysts favor an AWAC transaction when 67% rate Validus a “buy” vs. only 33% rating AWAC a “buy” In addition to making unsupportable valuation claims, as described on the following pages, AWAC has also mischaracterized certain aspects of Validus’ proposal. Despite AWAC’s assertions to the contrary: Validus’ proposal is not, and has not ever been, subject to a due diligence condition Validus believes that it will be able to consummate its acquisition of Transatlantic during the fourth quarter of 2011, the same time period as AWAC has identified for its proposal

Validus Validus AWAC Merger Exchange Takeover Proposal Offer Offer Share Price (8/31/11) $25.82 $25.82 $51.90 x Exchange Ratio 1.5564 1.5564 0.8800 Equity Per Transatlantic Share $40.19 $40.19 $45.67 + Pre-Closing Transatlantic Cash Dividend $8.00 - - + Cash - $8.00 - Total Consideration per Transatlantic Share $48.19 $48.19 $45.67 Premium to AWAC Takeover Offer1: - 8/31/11 5.5% 5.5% n.a. - 7/12/11 12.1% 12.1% n.a. - 6/10/11 8.5% 8.5% n.a. Structured to be Tax-Free to Transatlantic Stockholders? Yes2 No No Superior Market Value for Transatlantic Stockholders 5 Validus is Offering Compelling Value to Transatlantic Stockholders, in Excess of that Offered by AWAC 1 Based on closing prices on respective dates for Validus and AWAC 2 With respect to Validus shares received in the merger

Validus Delivers Superior Value to Transatlantic Stockholders

> "Short-term price movements aside, the value to TRH shareholders should be viewed, in our mind, as a combination of (1) their share in the pro forma tangible book value of the combined entity … and (2) what ultimate P/B valuation the market will afford the new combined entity."
>
> *- Dowling & Partners Securities, July 15, 2011*

Applying Unaffected Counterparty Multiples[1]

$ per share, unless stated	AWAC		Validus	
	Diluted BV	*Diluted TBV*	*Diluted BV*	*Diluted TBV*
PF BV	$72.78	$69.73	$32.44	$31.80
TRH Ex Ratio	0.8800x	0.8800x	1.5564x	1.5564x
TRH Equivalent BV	64.05	61.36	50.49	49.49
Stated Multiple	0.78x	0.88x	0.97x	1.02x
Implied Value	49.96	54.00	48.97	50.48
Cash	0.00	0.00	8.00	8.00
Total	$49.96	$54.00	$56.97	$58.48
Premium To AWAC Transaction			14.0%	8.3%

Applying Unaffected Weighted Multiples[2]

$ per share, unless stated	AWAC		Validus	
	Diluted BV	*Diluted TBV*	*Diluted BV*	*Diluted TBV*
TRH Multiple	0.69x	0.69x	0.69x	0.69x
TRH Market Cap $bn	2.7	2.7	2.7	2.7
Counterparty Multiple	0.78x	0.88x	0.97x	1.02x
Counterparty MC $bn	2.2	2.2	3.0	3.0
Weighted Multiple	0.73x	0.77x	0.84x	0.86x
PF BV	$72.78	$69.73	$32.44	$31.80
TRH Ex Ratio	0.8800x	0.8800x	1.5564x	1.5564x
TRH Equivalent BV	64.05	61.36	50.49	49.49
Weighted Multiple	0.73x	0.77x	0.84x	0.86x
Implied Value	46.75	47.52	42.21	42.67
Cash	0.00	0.00	8.00	8.00
Total	$46.75	$47.52	$50.21	$50.67
Premium To AWAC Transaction			7.4%	6.6%

Applying Appropriate Trading Multiples to Pro Forma Book Values Confirms the Superiority of Validus' Proposal for Transatlantic Stockholders

Note: Unaffected data as at 6/10/2011, immediately prior to AWAC/Transatlantic announcement

[1] Value delivered based on relevant unaffected counterparty multiple multiplied by pro forma book value delivered per Transatlantic share

[2] Value delivered based on relevant unaffected multiple (weighted by market capitalization for Transatlantic and counterparty) multiplied by pro forma book value delivered per TRH share

Source: Company filings, SNL, FactSet, Capital IQ

VALIDUS GROUP

6

Validus Has an Established Record of Trading at a Premium Multiple to AWAC 7 Price / As-Reported Diluted Book Value1 1 Quarterly Price / Diluted Book Value Per Share shown for 1/1/2009 through 7/12/2011 – point value based on book value as of quarter end and share price on day immediately following release of relevant quarter’s earnings, except for 7/12/2011 Source: Company filings and SNL Validus Has Consistently Traded at a Substantially Higher Multiple than AWAC Price / As-Reported Diluted Book Value 1 1.02x 0.94x 0.87x 0.88x 0.90x 0.84x 0.83x 0.92x 0.95x 1.05x 0.90x 0.84x 0.82x 0.82x 0.77x 0.70x 0.77x 0.81x 0.84x 0.84x 0.76x 0.98x 0.50x 0.60x 0.70x 0.80x 0.90x 1.00x 1.10x 2008Q4 2009Q1 2009Q2 2009Q3 2009Q4 2010Q1 2010Q2 2010Q3 2010Q4 2011Q1 7/12/2011 Validus AWAC

8 Price / As-Reported Diluted Book Value1 1 Quarterly Price / Diluted Book Value Per Share shown for 1/1/2009 through 7/12/2011 – point value based on book value as of quarter end and share price on day immediately following release of relevant quarter’s earnings, except for 7/12/2011 2 Validus’ peer group as defined by AWAC in its presentation filed with the Securities and Exchange Commission pursuant to Rule 425 on August 29, 2011, pages 17 & 18. Includes TRH, ACGL, PRE, AWH, RE, ENH, AXS, PTP, AHL, RNR, MRH, FSR, ALTE Source: Company filings and SNL 2 Validus Has an Established Record of Trading at a Premium Multiple to the Peers Attributed to it by AWAC Price / As-Reported Diluted Book Value 1 1.02x 0.94x 0.87x 0.88x 0.90x 0.84x 0.83x 0.92x 0.95x 1.05x 0.89x 0.82x 0.87x 0.86x 0.84x 0.80x 0.79x 0.80x 0.85x 0.85x 0.78x 0.98x 0.50x 0.60x 0.70x 0.80x 0.90x 1.00x 1.10x 2008Q4 2009Q1 2009Q2 2009Q3 2009Q4 2010Q1 2010Q2 2010Q3 2010Q4 2011Q1 7/12/2011 Validus Peer Median

AWAC Has an Established Record of Trading at a Comparatively Low Multiple and No Apparent Basis to Assert that it Should Trade like the Specialty P&C “Peer Group” it has Selected 9 Price / As-Reported Diluted Book Value1 1 Quarterly Price / Diluted Book Value Per Share shown for 1/1/2009 through 7/12/2011 – point value based on book value as of quarter end and share price on day immediately following release of relevant quarter’s earnings, except for 7/12/2011 2 AWAC peer group as defined by AWAC in its presentation filed with the Securities and Exchange Commission pursuant to Rule 425 on August 29, 2011, pages 17 & 18. Includes RLI, WRB, MKL, HCC, ACGL, NAVG, AXS, ENH, AHL, AGII. Source: Company filings and SNL 2 AWAC Chooses to Compare Itself to a “Peer Group” Which Has Traded Consistently Higher than AWAC, Yet Uses the Specialty P&C Peer Group’s Higher Multiple When Valuing its Offer 2 Price / As-Reported Diluted Book Value 1 0.90x 0.84x 0.82x 0.82x 0.77x 0.70x 0.77x 0.81x 0.84x 0.76x 1.07x 1.04x 1.04x 1.00x 0.93x 0.93x 0.91x 1.02x 1.04x 0.84x 1.01x 0.92x 0.50x 0.60x 0.70x 0.80x 0.90x 1.00x 1.10x 2008Q4 2009Q1 2009Q2 2009Q3 2009Q4 2010Q1 2010Q2 2010Q3 2010Q4 2011Q1 7/12/2011 AWAC Peer Median

AWAC Resorts to Its Undefined, Inconsistent “Intrinsic Value” Concept In An Apparent Effort to Mislead Transatlantic Stockholders 10 1 Source: AWAC Form 425 filed 8/29/11. Share prices as of 8/31/11. Source: Company filings, SNL The Marketplace Clearly Places No Credence on AWAC’s “Intrinsic Value” Calculations AWAC’s “Intrinsic Value” Construct is Dubious, Inconsistently Applied and Bears No Apparent Relation to the Market Value Stockholders Will Receive AWAC never defines what is meant by “intrinsic value” In some cases it appears to mean book value In some instances it includes a discrete period of future earnings In yet other cases it contains synergy estimates AWAC’s calculation of “intrinsic value” lacks credibility when compared to market value When was the last time AWAC shares traded at “intrinsic value”? If “intrinsic value” were a real metric, why does the term never appear in the AWAC/Transatlantic merger proxy? Not in pro forma financials, not in either company’s financial advisor’s fairness opinions, and not in reasons for the merger 1 $74.19 $50.63 $45.67 $40.00 $45.00 $50.00 $55.00 $60.00 $65.00 $70.00 $75.00 $80.00 AWAC's Calculation of "Intrinsic Value" Offered Per TRH Share Current TRH Share Price Current Market Value of AWAC Offer

The Concept of "Intrinsic Value" is Conspicuously Absent from Fairness Opinions

Date Announced	Transaction	Fairness Opinion Provider	Methodology			
			Comparable Companies	Precedent Transactions	Dividend Discount Analysis	"Intrinsic Value" Analysis
6/13/2011	**Allied World / Transatlantic**	Moelis (Transatlantic)	✓	✓	✓	✗
		Deutsche Bank (Allied World)	✓	✗	✓	✗
3/3/2010	**Max Capital / Harbor Point**	Willis (Harbor Point)	✓	✓	✓	✗
		BofA Merrill Lynch (Max)	✓	✗	✓	✗
		Deutsche Bank (Max)	✓	✗	✓	✗
7/9/2009	**Validus / IPC**	JP Morgan (IPC)	✓	✓	✓	✗
		Greenhill (Validus)	✓	✓	✓	✗
7/4/2009	**PartnerRe / Paris Re**	UBS (PartnerRe)	✓	✓	✓	✗
		Credit Suisse (Paris Re)	*Disclosure Not Filed with the SEC*			
5/10/2007	**SCOR / Converium**		*Disclosure Not Filed with the SEC*			

Transactions referenced by Transatlantic's Advisor

VALIDUS GROUP

Source: Company filings

11

Notwithstanding AWAC's Claims, Validus' Superior Proposal is Not Subject to a Due Diligence Condition, is Effectively No More Conditional than AWAC's Takeover and Can be Closed During the Fourth Quarter of 2011

Closing Conditions[1]	AWAC Takeover	Validus Proposal
Transatlantic Stockholder Approval	X	X
Acquiror Stockholder Approvals	X	X
Insurance Regulatory Approvals[2]	X	X
Antitrust Approvals[3]	X	X
Effectiveness of Registration Statement[4]	X	X
NYSE Listing	X	X
No MAE	X	X
Termination of Merger Agreement / Poison Pill / DGCL 203		X
Pre-Closing Dividend		X[5]
Credit Facility Amendments	?[6]	X[7]
Swiss Commercial Register Ruling	X[8]	

The key condition for Validus and AWAC is securing Transatlantic stockholder support
Given Validus' Superior Proposal, AWAC appears to face the most challenging hurdle

[1] *Not intended to be exhaustive list of conditions*
[2] *Validus filed its Form A with the New York Insurance Department on August 1, 2011 (3 weeks ahead of AWAC)*
[3] *Validus has obtained HSR approval; based on publicly available information, AWAC has obtained HSR approval*
[4] *Each of Validus and AWAC has satisfied this condition*
[5] *Pre-closing dividend relates to Validus' merger offer*
[6] *Although not an express condition in the merger agreement, it is a covenant; AWAC has indicated in disclosure that if required to terminate its syndicated credit facilities, it would seek to transfer letters of credit outstanding to its existing European syndicated unsecured credit facility, but has not disclosed affirmative arrangements to do so*
[7] *Validus has satisfied this condition*
[8] *Based on publicly available information, AWAC has satisfied this condition*
Sources: Company filings

VALIDUS GROUP

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Superior Financial Proposal – Higher Quality Currency

	Validus		AWAC	
Market Capitalization [1]	✓	**$3.0** billion	✗	**$2.2** billion
Superior Liquidity	✓	Average Daily Trading Volumes [1] 3 month - **$27.6** million 6 month - **$22.4** million	✗	Average Daily Trading Volumes [1] 3 month - **$14.6** million 6 month - **$13.4** million
Total Return to Shareholders (Including Dividends)	✓	Since Validus IPO Up **55%** [2]	✗	Since Validus IPO Up **24%** [2]
Higher Multiples	✓	Price / As-Reported Diluted Book Value [3] Unaffected – **0.97**x 7/12/11 – **0.98**x	✗	Price / As-Reported Diluted Book Value [3] Unaffected – **0.78**x 7/12/11 – **0.76**x
Dividend Yield [1]	✓	**3.3%** [4]	✗	**2.6%** [5]
Analyst Recommendations	✓	67% Buy / 33% Hold	✗	33% Buy / 67% Hold

The Validus proposal provides a premium to Transatlantic stockholders with a more liquid and better performing currency, plus a cash component

[1] Measured as of 6/10/11, prior to 6/12/11 announcement of AWAC/Transatlantic takeover. Source: Bloomberg
[2] Total shareholder return based on closing prices from 7/25/2007 to 6/10/2011 and assumes dividends are reinvested. Source: SNL
[3] Unaffected price / as-reported diluted book value measured prior to 6/12/2011 announcement of AWAC/Transatlantic takeover. Current is as of 7/12/2011 closing prices and is based on March 31, 2011 as-reported diluted book value figures of $31.32/share for Validus and $74.23/share for AWAC. Source: SNL
[4] Based on $0.25 per share quarterly dividend, announced May 5, 2011
[5] Based on $0.375 per share quarterly dividend, as disclosed in AWAC Form 8-K dated June 15, 2011

VALIDUS GROUP

13

Appendix Reconciliation of Non-GAAP Measures

Diluted Book Value Per Share Reconciliation 15 (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. Validus Holdings, Ltd. (Expressed in thousands of U.S. Dollars, except share and per share information) Equity amount Shares Exercise Price (a) Book value per share Book value per common share, reported Book value per common share Total shareholders' equity available to Validus 3,408,317 $ 98,763,928 34.51 $ Diluted book value per common share Total shareholders' equity available to Validus 3,408,317 $ 98,763,928 Assumed exercise of outstanding warrants (b) 137,992 7,862,262 17.55 $ Assumed exercise of outstanding stock options (b) 45,604 2,266,801 20.12 $ Unvested restricted shares - 3,670,942 Diluted book value per common share 3,591,913 $ 112,563,933 31.91 $ At June 30, 2011